

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

April 2, 2008

Howard N. Feist III
Vice President Finance and Chief Financial Officer
American Biltrite, Inc.
57 River Street
Wellesley Hills, MA 02481

RE: **American Biltrite, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007
        and September 30, 2007
        File No. 1-4773

Dear Mr. Feist:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief